The Dow Chemical Company and Subsidiaries	EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements

	For the Years Ended Dec 31
In millions, except ratios (Unaudited)	2017	2016	2015	2014	2013
Income Before Income Taxes	$2,799	$4,413	$9,930	$5,265	$6,804
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(762)	(442)	(674)	(835)	(1,034)
Distributed income of earnings of nonconsolidated affiliates	865	685	816	961	905
Capitalized interest	(240)	(243)	(218)	(125)	(78)
Amortization of capitalized interest	95	83	78	83	91
Adjusted earnings	$2,757	$4,496	$9,932	$5,349	$6,688
Fixed charges:
Interest expense and amortization of debt discount	$976	$858	$946	$983	$1,101
Capitalized interest	240	243	218	125	78
Rental expense – interest component	181	161	167	134	122
Total fixed charges	$1,397	$1,262	$1,331	$1,242	$1,301
Earnings available for the payment of fixed charges	$4,154	$5,758	$11,263	$6,591	$7,989
Ratio of earnings to fixed charges	3.0	4.6	8.5	5.3	6.1

Earnings required for combined fixed charges and preferred stock dividends [1]
Preferred stock dividends	$—	$340	$340	$340	$340
Adjustment to pretax basis (at 35 percent)	—	183	183	183	183
Preferred stock dividends - pretax	$—	$523	$523	$523	$523
Combined fixed charges and preferred stock dividend requirements	$1,397	$1,785	$1,854	$1,765	$1,824
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.0	3.2	6.1	3.7	4.4

1.
On December 30, 2016 ("Conversion Date"), the Company's Cumulative Convertible Perpetual Preferred Stock, Series A ("Preferred Stock") was converted into shares of the Company's common stock. From and after the Conversion Date, no shares of the Preferred Stock are issued or outstanding and all rights of the holders of the Preferred Stock have terminated.

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